Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	15 August 2012

SIMS METAL MANAGEMENT MARKET UPDATE FOR

FISCAL YEAR ENDED 30 JUNE 2012

Sims Metal Management Limited (the “Company”) expects, subject to the completion of its audit and board approval, that underlying earnings before interest, tax, depreciation, and amortisation (EBITDA) before significant items for the fiscal year ended 30 June 2012 as presented in the attached reconciliation to be circa $253 million. Results were impacted by difficult operating conditions, particularly in North America, as indicated in the earnings update that was released to the market on 25 May 2012. These conditions and certain significant items adversely impacted operating margins and equity accounted profits particularly in June. Statutory net loss after tax is expected to be circa $521 million for Fiscal 2012 after $594 million of non-cash goodwill (after-tax) impairment, all of which was recorded in the first half result. Revenue for Fiscal 2012 is expected to be circa $9 billion.

Scrap intake and shipments in Fiscal 2012 were each circa 14.4 million tonnes. Net debt as of 30 June 2012 was circa $293 million representing 11 percent of total capital.

The Company will release its final results to the market on 23 August 2012.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 14 October 2011.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

For further information contact

Dan Dienst Group Chief Executive Officer Tel: + 1 212 500 7410	or	Rob Larry Group Chief Financial Officer Tel: +1 312 644 8205

For media inquiries contact

Daniel Strechay

Group Director — Communications & Public Relations

Tel: +1 212 500 7430

Reconciliation of Expected Unaudited Statutory Results to Expected Unaudited Underlying Results for Fiscal 2012

(in A$ millions)	EBITDA		EBIT	Net Profit (Loss) After tax
Expected Unaudited Statutory Results	$230		$(515)	$(521)

Significant Items:

Non-Cash Goodwill Impairment	N/A	[1]	557	543

Impairment of Non-Cash Goodwill in Joint Ventures	N/A	[1]	58	51

Impairment of Other Identified Intangibles	N/A	[1]	1	1

Inventory Adjustments to Net Realisable Value	21		21	14

Redundancies	10		10	7

Settlement of a Dispute with a Third Party	13		13	8

Final Settlement on a Business Arrangement	8		8	5

Credit Loss Due to Bankruptcy of Customer	4		4	3

Pension Plan Special Charges	3		3	2

Transaction and Other Acquisition Costs	3		3	2

Commercial Settlement	(1)		(1)	(1)

Gain on Sale of a Business by a Joint Venture	(36)		(36)	(36)

Formation Gain on the Acquisition of a Joint Venture	(2)		(2)	(1)

Expected Unaudited Underlying Results	$253		$124	$77

[1]	N/A indicates that EBITDA is calculated to exclude impairment of goodwill and other identified intangible assets in the presentation of both the expected statutory and expected underlying results.

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